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Ryan Vet

Entrepreneur, International Speaker, Author, Consultant

Durham, North Carolina · 500+ connections · **See contact info**

boon, Inc

Elon University

About

As an entrepreneur, marketing executive, business and dental consultant, I strive to be an exemplary leader that inspires others towards a positive change. With experience ranging from early-stage start-ups to well-established multi-national, Fortune 500s, I provide unparalleled marketing and business consulting to all I work   ... see more

Articles & activity

1,456 followers

Lessons in Extraordinary Customer Service from an I...

Ryan Vet
Published on LinkedIn

We all fall into the daily grind. We are susceptible to accepting the status quo as good enough. For decades, companies have tried to get ahead, gain the competitive advantage and have tl ...see more

23 Likes • 2 Comments

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Trying to figure out whether or not to use Influencers as part of your...

Ryan shared this
6 Likes

We try to wow our customer with elaborate campaigns, yet sometime...

Ryan shared this
2 Likes

Agreed! Can't wait to launch boon, Inc in Durham!

Ryan commented

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Experience

CEO

boon, Inc

Dec 2018 – Present · 6 mos
Durham, North Carolina

Start-up in stealth mode. We are revolutionizing healthcare. Can't wait to share what we've been up to in late 2019.

Official Member

Forbes Communications Council

Mar 2019 – Present · 3 mos

   Q Search



Advisory Board Member

Elon University - Martha and Spencer Love School of Business

Jan 2017 – Present · 2 yrs 5 mos
Elon, NC

As an advisory board member for the Doherty Center for Entrepreneurial Leadership at Elon University, I have the opportunity to engage students in entrepreneurial activities and enhance the Doherty Center's efforts both on Elon's campus and in the community. I have had the opportunity to serve as a judge on Elon's Innovation Challenge as well as speak to ... See more

Advisor, Co-Founder

The Oak House

Mar 2014 – Present · 5 yrs 3 mos
Elon, NC

The Oak House is a coffeehouse, craft beer and wine lounge founded in the heart of downtown Elon, NC. Started as just a hobby, this project has been overwhelmingly successful and the second location is slated to open mid-2019 in One City Center, Downtown Durham. This project is my "fun project" and has been a dream as an entrepreneur.

Advisor

uCondition

Jun 2012 – Present · 7 yrs
Morrisville, NC

Founded uCondition, a cloud-based software solution, with the desire to simplify the room condition reporting and student damage billing processes for universities with residential campuses. uCondition focuses on the user's experience by creating an elegant design and a platform that completes all functions and tasks simply. Without any advertising or ... See more

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Education

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Professional Selling, Business Marketing
2009 – 2012

Panther Creek High School

High School Diploma, General Education
2006 – 2009

St. Charles East High School
2005 – 2006

Licenses & Certifications

Miller Heiman Professional Selling Certification
Miller Heiman
Issued Apr 2012 · No Expiration Date

Volunteer Experience

Elder
The Summit Church
Aug 2017 – Present • 1 yr 10 mos

I serve as an Elder at The Summit Church's Chapel Hill Campus.

Advisory Board Member
Elon University - Martha and Spencer Love School of Business
Jan 2017 – Present • 2 yrs 5 mos
Education

As an advisory board member for the Doherty Center for Entrepreneurial Leadership at Elon
University, I have the opportunity to engage students in entrepreneurial activities and enhance
the Doherty Center's efforts both on Elon's campus and in the community. I have had the
opportunity to serve as a judge on Elon's Innovation Challenge as well as speak to classes and
mentor students.

Sunday School Teacher
The Summit Church
Apr 2016 – Present • 3 yrs 2 mos
Children

Serve by coordinating volunteers for the Kindergarten through 4th grade class and work on
teaching Sunday School each week.







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